UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

TRANSCEPT PHARMACEUTICALS, INC.

(Name of Issuer)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

89354M 10 6

(CUSIP Number)

Daniel K. Turner

3000 Sand Hill Road

Building 1, Suite 260

Menlo Park, CA 94025-7073

(650) 234-1200

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

November 3, 2011

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 89354M 10 6		SCHEDULE 13D

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Montreux Equity Partners II SBIC, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒ (1)

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization California

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power —

	8.	Shared Voting Power 353,368 (See Item 5)

	9.	Sole Dispositive Power —

	10.	Shared Dispositive Power 353,368 (See Item 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 353,368 (See Item 5)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 2.6% (See Item 5)

14.	Type of Reporting Person (See Instructions) PN

(1)  This Schedule 13D/A is filed by Montreux Equity Partners II SBIC, L.P., Montreux Equity Partners III SBIC, L.P., Montreux IV Associates L.L.C., Montreux Equity Management II SBIC, LLC, Montreux Equity Management III SBIC, LLC, Montreux Equity Management IV, LLC, John Savarese, M.D., Howard D. Palefsky and Daniel K. Turner, III (collectively, the “Reporting Persons”).  The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D/A.

CUSIP No. 89354M 10 6		SCHEDULE 13D

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Montreux Equity Partners III SBIC, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒ (1)

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization California

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power —

	8.	Shared Voting Power 450,979 (See Item 5)

	9.	Sole Dispositive Power —

	10.	Shared Dispositive Power 450,979 (See Item 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 450,979 (See Item 5)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 3.3% (See Item 5)

14.	Type of Reporting Person (See Instructions) PN

(1)  This Schedule 13D/A is filed by Montreux Equity Partners II SBIC, L.P., Montreux Equity Partners III SBIC, L.P., Montreux IV Associates L.L.C., Montreux Equity Management II SBIC, LLC, Montreux Equity Management III SBIC, LLC, Montreux Equity Management IV, LLC, John Savarese, M.D., Howard D. Palefsky and Daniel K. Turner, III (collectively, the “Reporting Persons”).  The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D/A.

CUSIP No. 89354M 10 6		SCHEDULE 13D

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Montreux IV Associates, L.L.C.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒ (1)

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization California

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power —

	8.	Shared Voting Power 58,178 (See Item 5)

	9.	Sole Dispositive Power —

	10.	Shared Dispositive Power 58,178 (See Item 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 58,178 (See Item 5)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0.4% (See Item 5)

14.	Type of Reporting Person (See Instructions) OO

(1)  This Schedule 13D/A is filed by Montreux Equity Partners II SBIC, L.P., Montreux Equity Partners III SBIC, L.P., Montreux IV Associates L.L.C., Montreux Equity Management II SBIC, LLC, Montreux Equity Management III SBIC, LLC, Montreux Equity Management IV, LLC, John Savarese, M.D., Howard D. Palefsky and Daniel K. Turner, III (collectively, the “Reporting Persons”).  The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D/A.

CUSIP No. 89354M 10 6		SCHEDULE 13D

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Montreux Equity Management II SBIC, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒ (1)

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization California

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power —

	8.	Shared Voting Power 353,368 (See Item 5)

	9.	Sole Dispositive Power —

	10.	Shared Dispositive Power 353,368 (See Item 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 353,368 (See Item 5)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 2.6% (See Item 5)

14.	Type of Reporting Person (See Instructions) OO

(1)  This Schedule 13D/A is filed by Montreux Equity Partners II SBIC, L.P., Montreux Equity Partners III SBIC, L.P., Montreux IV Associates L.L.C., Montreux Equity Management II SBIC, LLC, Montreux Equity Management III SBIC, LLC, Montreux Equity Management IV, LLC, John Savarese, M.D., Howard D. Palefsky and Daniel K. Turner, III (collectively, the “Reporting Persons”).  The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D/A.

CUSIP No. 89354M 10 6		SCHEDULE 13D

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Montreux Equity Management III SBIC, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒ (1)

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization California

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power —

	8.	Shared Voting Power 450,979 (See Item 5)

	9.	Sole Dispositive Power —

	10.	Shared Dispositive Power 450,979 (See Item 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 450,979 (See Item 5)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 3.3% (See Item 5)

14.	Type of Reporting Person (See Instructions) OO

(1)  This Schedule 13D/A is filed by Montreux Equity Partners II SBIC, L.P., Montreux Equity Partners III SBIC, L.P., Montreux IV Associates L.L.C., Montreux Equity Management II SBIC, LLC, Montreux Equity Management III SBIC, LLC, Montreux Equity Management IV, LLC, John Savarese, M.D., Howard D. Palefsky and Daniel K. Turner, III (collectively, the “Reporting Persons”).  The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D/A.

CUSIP No. 89354M 10 6		SCHEDULE 13D

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Montreux Equity Management IV, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒ (1)

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization California

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power —

	8.	Shared Voting Power 58,178 (See Item 5)

	9.	Sole Dispositive Power —

	10.	Shared Dispositive Power 58,178 (See Item 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 58,178 (See Item 5)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0.4% (See Item 5)

14.	Type of Reporting Person (See Instructions) OO

(1)  This Schedule 13D/A is filed by Montreux Equity Partners II SBIC, L.P., Montreux Equity Partners III SBIC, L.P., Montreux IV Associates L.L.C., Montreux Equity Management II SBIC, LLC, Montreux Equity Management III SBIC, LLC, Montreux Equity Management IV, LLC, John Savarese, M.D., Howard D. Palefsky and Daniel K. Turner, III (collectively, the “Reporting Persons”).  The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D/A.

CUSIP No. 89354M 10 6		SCHEDULE 13D

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) John Savarese, M.D.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒ (1)

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power —

	8.	Shared Voting Power 58,178 (See Item 5)

	9.	Sole Dispositive Power —

	10.	Shared Dispositive Power 58,178 (See Item 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 58,178 (See Item 5)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0.4% (See Item 5)

14.	Type of Reporting Person (See Instructions) IN

(1)  This Schedule 13D/A is filed by Montreux Equity Partners II SBIC, L.P., Montreux Equity Partners III SBIC, L.P., Montreux IV Associates L.L.C., Montreux Equity Management II SBIC, LLC, Montreux Equity Management III SBIC, LLC, Montreux Equity Management IV, LLC, John Savarese, M.D., Howard D. Palefsky and Daniel K. Turner, III (collectively, the “Reporting Persons”).  The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D/A.

CUSIP No. 89354M 10 6		SCHEDULE 13D

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Howard D. Palefsky

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒ (1)

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power —

	8.	Shared Voting Power 862,525 (See Item 5)

	9.	Sole Dispositive Power —

	10.	Shared Dispositive Power 862,525 (See Item 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 862,525 (See Item 5)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 6.4% (See Item 5)

14.	Type of Reporting Person (See Instructions) IN

(1)  This Schedule 13D/A is filed by Montreux Equity Partners II SBIC, L.P., Montreux Equity Partners III SBIC, L.P., Montreux IV Associates L.L.C., Montreux Equity Management II SBIC, LLC, Montreux Equity Management III SBIC, LLC, Montreux Equity Management IV, LLC, John Savarese, M.D., Howard D. Palefsky and Daniel K. Turner, III (collectively, the “Reporting Persons”).  The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D/A.

CUSIP No. 89354M 10 6		SCHEDULE 13D

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Daniel K. Turner, III

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒ (1)

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power —

	8.	Shared Voting Power 878,535 (See Item 5)

	9.	Sole Dispositive Power —

	10.	Shared Dispositive Power 878,535 (See Item 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 878,535 (See Item 5)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 6.5% (See Item 5)

14.	Type of Reporting Person (See Instructions) IN

(1)  This Schedule 13D/A is filed by Montreux Equity Partners II SBIC, L.P., Montreux Equity Partners III SBIC, L.P., Montreux IV Associates L.L.C., Montreux Equity Management II SBIC, LLC, Montreux Equity Management III SBIC, LLC, Montreux Equity Management IV, LLC, John Savarese, M.D., Howard D. Palefsky and Daniel K. Turner, III (collectively, the “Reporting Persons”).  The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D/A.

CUSIP No. 89354M 10 6	SCHEDULE 13D

ITEM 1.  SECURITY AND ISSUER.

This Amendment No. 1 to Schedule 13D (“Amendment No. 1”) amends and supplements the Schedule 13D filed on March 8, 2010 (the “Original 13D”) and relates to the common stock $0.001 par value per share (“Common Stock”), of Transcept Pharmaceuticals, Inc. (f/k/a Novacea, Inc.), a Delaware corporation (the “Issuer”).  The principal executive offices of the Issuer are located at 1003 W. Cutting Blvd., Suite 110, Pt. Richmond, California 94804.

ITEM 2.  IDENTITY AND BACKGROUND.

Montreux Equity Partners II SBIC, L.P. (“MEP II”) is a California limited partnership whose principal business is making investments in the securities of other entities. The address of MEP II’s principal office is 3000 Sand Hill Road, Bldg. 1, Suite 260, Menlo Park, CA 94025.

Montreux Equity Partners III SBIC, L.P. (“MEP III”) is a California limited partnership whose principal business is making investments in the securities of other entities. The address of MEP III’s principal office is 3000 Sand Hill Road, Bldg. 1, Suite 260, Menlo Park, CA 94025.

Montreux IV Associates, L.L.C. (“Associates”) is a California limited liability company whose principal business is making investments in the securities of other entities. The address of Associates’ principal office is 3000 Sand Hill Road, Bldg. 1, Suite 260, Menlo Park, CA 94025.

Montreux Equity Management II SBIC, LLC (“MEM II”) is a California limited liability company whose principal business is being the sole general partner of MEP II. The address of MEM II’s principal office is 3000 Sand Hill Road, Bldg. 1, Suite 260, Menlo Park, CA 94025.

Montreux Equity Management III SBIC, LLC (“MEM III”) is a California limited liability company whose principal business is being the sole general partner of MEP III. The address of MEM III’s principal office is 3000 Sand Hill Road, Bldg. 1, Suite 260, Menlo Park, CA 94025.

Montreux Equity Management IV, LLC (“MEM IV”) is a California limited partnership whose principal business is being the sole manager of Associates and other related investment entities.  The address of MEM IV’s principal office is 3000 Sand Hill Road, Bldg. 1, Suite 260, Menlo Park, CA 94025.

John Savarese, M.D. (“Dr. Savarese”) is a managing member of MEM IV. The address of his principal office is 3000 Sand Hill Road, Bldg. 1, Suite 260, Menlo Park, CA 94025. Dr. Savarese is a citizen of the United States.

Howard D. Palefsky (“Mr. Palefsky”) is a managing member of MEM II, MEM III and MEM IV. The address of his principal office is 3000 Sand Hill Road, Bldg. 1, Suite 260, Menlo Park, CA 94025. Mr. Palefsky is a citizen of the United States.

Daniel K. Turner, III (“Mr. Turner”) is a managing member of MEM II, MEM III and MEM IV. The address of his principal office is 3000 Sand Hill Road, Bldg. 1, Suite 260, Menlo Park, CA 94025. Mr. Turner is a citizen of the United States.

CUSIP No. 89354M 10 6	SCHEDULE 13D

MEP II, MEP III, MEM II, MEM III, MEM IV, Associates, Mr. Palefsky, Mr. Turner and Dr. Savarese are referred to herein collectively, as the “Reporting Persons”. During the past five years, none of the Reporting Persons (i) has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors), or (ii) was or is subject to judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws as a party to a civil proceeding of a judicial or administrative body of competent jurisdiction.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

Not applicable.

ITEM 4.  PURPOSE OF TRANSACTION.

As described in more detail in Item 5 below, MEP II and MEP III sold in the aggregate 272,676 shares of Common Stock in a series of sales beginning on November 1, 2011 and ending on November 7, 2011.  Depending on market conditions, their continuing evaluation of the business and prospects of the Issuer and other factors, the Reporting Persons may dispose of (up to an aggregate of 27,324 shares, as contemplated as of the date of this filing) or acquire additional shares of the Issuer.

Other than as described above, the Reporting Persons do not have any plans or proposals which relate to or would result in any of the following:

(a)           the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b)           an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c)           a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d)           any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e)           any material change in the present capitalization or dividend policy of the Issuer;

(f)           any other material change in the Issuer’s business or corporate structure;

(g)           changes in the Issuer’s charter, bylaws, or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

(h)           causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)           a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the 1934 Act; or

(j)           any action similar to any of those enumerated above.

CUSIP No. 89354M 10 6	SCHEDULE 13D

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

(a)           There are 13,522,672 shares of Common Stock outstanding as of August 10, 2011, as reported by the Issuer in its quarterly report on Form 10-Q filed as of August 15, 2011.  The number and percentage of shares of Common Stock that may be deemed to be beneficially owned by each Reporting Person is as follows:

Reporting Person	Aggregate number of Shares Beneficially Owned		Percentage of Aggregate Shares Outstanding
MEP II	353,368	(1)	2.6	%(1)
MEP III	450,979	(2)	3.3	%(2)
Associates	58,178		0.4%
MEM II	353,368	(1)	2.6	%(1)
MEM III	450,979	(2)	3.3	%(2)
MEM IV	58,178	(3)	0.4	%(3)
Dr. Savarese	58,178	(3)(6)	0.4	%(3)(6)
Mr. Palefsky	862,525	(3)(4)(5)(6)	6.4	%(3)(4)(5)(6)
Mr. Turner	878,535	(3)(4)(5)(6)(7)	6.5	%(3)(4)(5)(6)(7)

(1)  Includes 335,411 shares of Common Stock held by MEP II and 17,957 shares of Common Stock issuable pursuant to fully exercisable warrants held by MEP II.  MEM II serves as the sole general partner of MEP II and owns no securities of the Issuer directly.  By reason of this relationship, MEP II may be deemed to share voting and dispositive power over the Common Stock listed as beneficially owned by MEP II.  MEM II disclaims beneficial ownership of such shares.

(2)  Includes 433,023 shares of Common Stock held by MEP III and 17,956 shares of Common Stock issuable pursuant to fully exercisable warrants held by MEP III.  MEM III serves as the sole general partner of MEP III and owns no securities of the Issuer directly.  By reason of this relationship, MEM III may be deemed to share voting and dispositive power over the Common Stock listed as beneficially owned by MEP III.  MEM III disclaims beneficial ownership of such shares.

(3)  MEM IV serves as manager of Associates.  By reason of this relationship, MEM IV may also be deemed to share voting and dispositive power over the Common Stock listed as beneficially owned by Associates.  MEM IV disclaims beneficial ownership of such shares.

(4)  Mr. Palefsky and Mr. Turner are directors and/or members of MEM II, which is the sole general partner of MEP II.  By reason of such relationships, Mr. Palefsky and Mr. Turner may be deemed to share voting and dispositive power over the Common Stock listed as beneficially owned by MEM II and MEP II.  Mr. Palefsky and Mr. Turner disclaim beneficial ownership of such shares.

(5)  Mr. Palefsky and Mr. Turner are directors and/or members of MEM III, which is the sole general partner of MEP III.  By reason of such relationships, Mr. Palefsky and Mr. Turner may be deemed to share voting and dispositive power over the Common Stock listed as beneficially owned by MEM III and MEP III.  Mr. Palefsky and Mr. Turner disclaim beneficial ownership of such shares.

(6)  Dr. Savarese, Mr. Palefsky and Mr. Turner are managing members of MEM IV, which serves as investment manager to Associates.  By reason of such relationships, Dr. Savarese, Mr. Palefsky and Mr. Turner may be deemed to share voting and dispositive power over the Common Stock listed as beneficially owned by Associates and MEM IV.  Dr. Savarese, Mr. Palefsky and Mr. Turner disclaim beneficial ownership of such shares.

(7)  Includes 16,010 shares of Common Stock that may be acquired upon the exercise of stock options that are immediately exercisable and may be exercised until June 23, 2012.

CUSIP No. 89354M 10 6	SCHEDULE 13D

(b) Number of shares and warrants as to which the person has:

Reporting Person	Sole Power to Vote or Direct the Vote	Shared Power to Vote or Direct the Vote		Sole Power to Dispose or Direct Disposition	Shared Power to Dispose or Direct Disposition
MEP II	0	353,368	(1)	0	353,368	(1)
MEP III	0	450,979	(2)	0	450,979	(2)
Associates	0	58,178		0	58,178
MEM II	0	353,368	(1)	0	353,368	(1)
MEM III	0	450,979	(2)	0	450,979	(2)
MEM IV	0	58,178	(3)	0	58,178	(3)
Dr. Savarese	0	58,178	(3)(6)	0	58,178	(3)(6)
Mr. Palefsky	0	862,525	(3)(4)(5)(6)	0	862,525	(3)(4)(5)(6)
Mr. Turner	0	878,535	(3)(4)(5)(6)(7)	0	878,535	(3)(4)(5)(6)(7)

(1)  Includes 335,411 shares of Common Stock held by MEP II and 17,957 shares of Common Stock issuable pursuant to fully exercisable warrants held by MEP II.  MEM II serves as the sole general partner of MEP II and owns no securities of the Issuer directly.  By reason of this relationship, MEP II may be deemed to share voting and dispositive power over the Common Stock listed as beneficially owned by MEP II.  MEM II disclaims beneficial ownership of such shares.

(2)  Includes 433,023 shares of Common Stock held by MEP III and 17,956 shares of Common Stock issuable pursuant to fully exercisable warrants held by MEP III.  MEM III serves as the sole general partner of MEP III and owns no securities of the Issuer directly.  By reason of this relationship, MEM III may be deemed to share voting and dispositive power over the Common Stock listed as beneficially owned by MEP III.  MEM III disclaims beneficial ownership of such shares.

(3)  MEM IV serves as manager of Associates.  By reason of this relationship, MEM IV may also be deemed to share voting and dispositive power over the Common Stock listed as beneficially owned by Associates.  MEM IV disclaims beneficial ownership of such shares.

(4)  Mr. Palefsky and Mr. Turner are directors and/or members of MEM II, which is the sole general partner of MEP II.  By reason of such relationships, Mr. Palefsky and Mr. Turner may be deemed to share voting and dispositive power over the Common Stock listed as beneficially owned by MEM II and MEP II.  Mr. Palefsky and Mr. Turner disclaim beneficial ownership of such shares.

(5)  Mr. Palefsky and Mr. Turner are directors and/or members of MEM III, which is the sole general partner of MEP III.  By reason of such relationships, Mr. Palefsky and Mr. Turner may be deemed to share voting and dispositive power over the Common Stock listed as beneficially owned by MEM III and MEP III.  Mr. Palefsky and Mr. Turner disclaim beneficial ownership of such shares.

(6)  Dr. Savarese, Mr. Palefsky and Mr. Turner are managing members of MEM IV, which serves as investment manager to Associates.  By reason of such relationships, Dr. Savarese, Mr. Palefsky and Mr. Turner may be deemed to share voting and dispositive power over the Common Stock listed as beneficially owned by Associates and MEM IV.  Dr. Savarese, Mr. Palefsky and Mr. Turner disclaim beneficial ownership of such shares.

(7)  Includes 16,010 shares of Common Stock that may be acquired upon the exercise of stock options that are immediately exercisable and may be exercised until June 23, 2012.

CUSIP No. 89354M 10 6	SCHEDULE 13D

(c)          MEP II sold 5,311 shares of Common Stock on November 1, 2011 at a price per share of $8.9433, 412 shares of Common Stock on November 2, 2011 at a price per share of $8.90, 51,842 shares of Common Stock on November 2, 2011 at a price per share of $8.478, 68,185 shares of Common Stock on November 3, 2011 at a price per share of $8.4487, 4,353 shares of Common Stock on November 4, 2011 at a price per share of $8.42 and 6,235 shares of Common Stock on November 7, 2011 at a price per share of $8.4109.

MEP III sold 5,311 shares of Common Stock on November 1, 2011 at a price per share of $8.9433, 412 shares of Common Stock on November 2, 2011 at a price per share of $8.90, 51,842 shares of Common Stock on November 2, 2011 at a price per share of $8.478, 68,184 shares of Common Stock on November 3, 2011 at a price per share of $8.4487, 4,354 shares of Common Stock on November 4, 2011 at a price per share of $8.42 and 6,235 shares of Common Stock on November 7, 2011 at a price per share of $8.4109.

Except as set forth above, none of the Reporting Persons has effected any transaction in the Common Stock during the last 60 days.

(d)          No other person is known to have the right to receive or the power to direct the receipt of dividends from, or any proceeds from the sale of, shares beneficially owned by any of the Reporting Persons.

(e)          Not applicable.

ITEM 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

On January 30, 2009, the Issuer granted Mr. Turner 10,000 stock options (of which 7,777 have vested and are immediately exercisable).  These options expire on June 23, 2012 and have an exercise price of $4.50 per share.  The remaining 2,223 options subject to the January 30, 2009 grant did not vest and will not vest in light of Mr. Turner’s cessation of service as a director of the Issuer on June 23, 2011.

On January 14, 2010, the Issuer granted Mr. Turner 4,000 stock options (all of which have vested and are immediately exercisable).  These options expire on June 23, 2012 and have an exercise price of $8.21 per share.

On February 3, 2010, the Issuer granted Mr. Turner 1,900 stock options (all of which have vested and are immediately exercisable).  These options expire on June 23, 2012 and have an exercise price of $8.07 per share.

On January 27, 2011, the Issuer granted Mr. Turner 7,000 stock options (of which 2,333 have vested and are immediately exercisable).  These options expire on June 23, 2012 and have an exercise price of $8.85 per share.  The remaining 4,667 options subject to the January 27, 2011 grant did not vest and will not vest in light of Mr. Turner’s cessation of service as a director of the Issuer on June 23, 2011.

ITEM 7.  MATERIALS TO BE FILED AS EXHIBITS.

Exhibit I     – Joint Filing Agreement, dated November 9, 2011, by and among MEP II, MEP III, Associates, MEM II, MEM III, MEM IV, Dr. Savarese, Mr. Palefsky and Mr. Turner.

SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Dated: November 9, 2011

MONTREUX EQUITY PARTNERS II SBIC, L.P.

By MONTREUX EQUITY MANAGEMENT II SBIC, LLC, its general partner

	By:	/s/ Daniel K. Turner, III
	Name:	Daniel K. Turner, III
	Title:	Managing Member

SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Dated: November 9, 2011

MONTREUX EQUITY PARTNERS III SBIC, L.P.

By MONTREUX EQUITY MANAGEMENT III SBIC, LLC, its general partner

	By:	/s/ Daniel K. Turner, III
	Name:	Daniel K. Turner, III
	Title:	Managing Member

SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Dated: November 9, 2011

MONTREUX EQUITY MANAGEMENT II SBIC, LLC

	By:	/s/ Daniel K. Turner, III
	Name:	Daniel K. Turner, III
	Title:	Managing Member

SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Dated: November 9, 2011

MONTREUX EQUITY MANAGEMENT III SBIC, LLC

	By:	/s/ Daniel K. Turner, III
	Name:	Daniel K. Turner, III
	Title:	Managing Member

SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Dated: November 9, 2011

MONTREUX IV ASSOCIATES, L.L.C.

By MONTREUX EQUITY MANAGEMENT IV, LLC, its manager

	By:	/s/ Daniel K. Turner, III
	Name:	Daniel K. Turner, III
	Title:	Managing Member

SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Dated: November 9, 2011

MONTREUX EQUITY MANAGEMENT IV, LLC

	By:	/s/ Daniel K. Turner, III
	Name:	Daniel K. Turner, III
	Title:	Managing Member

SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Dated: November 9, 2011

JOHN SAVARESE, M.D.

/s/ John Savarese, M.D.

SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Dated: November 9, 2011

HOWARD D. PALEFSKY

/s/ Howard D. Palefsky

SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Dated: November 9, 2011

DANIEL K. TURNER, III

/s/ Daniel K. Turner, III

Exhibit I

AGREEMENT REGARDING

THE JOINT FILING OF SCHEDULE 13D

The undersigned hereby agree as follows:

(i)            Each of them is individually eligible to use the Schedule 13D to which this Exhibit is attached, and such Schedule 13D is filed on behalf of each of them; and

(ii)           Each of them is responsible for the timely filing of such Schedule 13D and any amendments thereto, and for the completeness and accuracy of the information concerning such person contained therein; but none of them is responsible for the completeness or accuracy of the information concerning the other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate.

Dated: November 9, 2011

MONTREUX EQUITY PARTNERS II SBIC, L.P.

	BY:	Montreux Equity Management II SBIC, LLC, its General Partner

	By:	/s/ Daniel K. Turner, III
Daniel K. Turner III
Managing Member

MONTREUX EQUITY MANAGEMENT II SBIC, LLC

	By:	/s/ Daniel K. Turner, III
Daniel K. Turner III
Managing Member

MONTREUX EQUITY PARTNERS III SBIC, L.P.

	BY:	Montreux Equity Management III SBIC, LLC, its General Partner

	By:	/s/ Daniel K. Turner, III
Daniel K. Turner III
Managing Member

MONTREUX EQUITY MANAGEMENT III SBIC, LLC

	By:	/s/ Daniel K. Turner, III
Daniel K. Turner III
Managing Member

MONTREUX IV ASSOCIATES, L.L.C.

BY:	Montreux Equity Management IV, LLC, its manager

By:	/s/ Daniel K. Turner, III
Daniel K. Turner III
Managing Member

MONTREUX EQUITY MANAGEMENT IV, LLC

By:	/s/ Daniel K. Turner, III
Daniel K. Turner III
Managing Member

JOHN SAVARESE, M.D.

/s/ John Savarese, M.D.

HOWARD D. PALEFSKY

/s/ Howard D. Palefsky

DANIEL K. TURNER, III

/s/ Daniel K. Turner, III